UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 26)*


                         PINNACLE ENTERTAINMENT, INC.
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                               (Name of Issuer)

                                 COMMON STOCK
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                        (Title of Class of Securities)

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                                   723456 10 9
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                                (CUSIP Number)

                              JENNINGS J. NEWCOM
                            DAVIS GRAHAM & STUBBS LLP
                           1550 17TH STREET, SUITE 500
                               DENVER, CO 80202
                                (303) 892-9400
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         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                DECEMBER 19, 2003
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           (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


            PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (03-00)

Schedule 13D
CUSIP NO. 723456 10 9                             PINNACLE ENTERTAINMENT, INC.
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  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         R.D. HUBBARD
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [ ]
                                                                     (b) [ ]
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  3    SEC USE ONLY
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  4   SOURCE OF FUNDS (See Instructions)

         N/A
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  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
      PURSUANT TO ITEMS 2(d) or 2(e)

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  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
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                  7     SOLE VOTING POWER

   NUMBER OF            0
    SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING
     PERSON             0
      WITH
                 ---------------------------------------------------------------

                  9     SOLE DISPOSITIVE POWER

                        571,990 (1)
                 ---------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        0
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 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         571,990(1)(2)
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 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

       (See Instructions)

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 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.2%(3)
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 14     TYPE OF REPORTING PERSON (See Instructions)

         IN
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(1)  Amount includes 322,000 shares subject to options currently exercisable or exercisable within 60 days.
(2) All 571,990 shares beneficially owned are currently subject to a voting trust.
(3) This percentage is calculated based on 25,934,261 shares of Common Stock outstanding on November 11, 2003, as adjusted pursuant to Rule 13d-1(1) promulgated under the Securities Exchange Act of 1934.

Schedule 13D
CUSIP NO. 723456 10 9                             PINNACLE ENTERTAINMENT, INC.
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      This Statement relates to the Schedule 13D, as amended ("Schedule 13D"), filed by Mr. R.D. Hubbard with regard to beneficial ownership of common stock, par value $.10 per share (the "Common Stock"), of Pinnacle Entertainment, Inc. (the "Company"), and constitutes Amendment No. 26 thereto. Capitalized terms used herein and not otherwise defined have the meaning set forth in Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) Item 5(a) is hereby amended and restated in its entirety by the information contained in Items 11 and 13 of the cover page.

      (b) Item 5(b) is hereby amended and restated in its entirety by adding the information contained in Items 7 through 10 of the cover page.

      (c) Item 5(c) is hereby amended and restated in its entirety by the following:

      On November 14, 2003, Mr. Hubbard sold 32,000 shares in the public market at approximately $9.19 per share for a total of $294,200.

      On December 17, 2003, the company provided notice of exercise of its Purchase Right all 1,758,996 remaining Hubbard Shares at a purchase price equal to $10 per share pursuant to the Stock Agreement. On December 19, 2003, the Company purchased all 1,758,996 remaining Hubbard Shares.

      (e) Item 5(e) is hereby amended by adding the following:

      As of December 19, 2003, Mr. Hubbard ceased to be the beneficial owner of more than 5% of the Company's Common Stock.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Dated:  December 19, 2003


                                    /S/ R.D. HUBBARD
                                    ------------------------------------
                                    R.D. Hubbard


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